UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 0-17517

SEA PINES ASSOCIATES, INC.

(Exact name of registrant as specified in its charter)

32 Greenwood Drive, Hilton Head Island, South Carolina 29928
(843) 785-3333
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock (no par)
and
Series A Cumulative Preferred Stock ($0.722 Dividend
Rate/$7.60 Liquidation Preference and Redemption Price)
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:

Common Stock:	1
Series A Cumulative Preferred Stock	179

     Pursuant to the requirements of the Securities Exchange Act of 1934, Sea Pines Associates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 17, 2005	BY:	/s/ Michael E. Lawrence

Michael E. Lawrence
Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.